

September 27, 2011

Via E-mail
Glenn D. Estrella
Chief Executive Officer
World Surveillance Group Inc.
State Road 405
Building M6-306A, Room 1400
Kennedy Space Center, FL 32815

> **Re:** **World Surveillance Group Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 22, 2011**
> **File No. 333-175307**

Dear Mr. Estrella:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

World Surveillance Group Inc. and Subsidiaries

Consolidated Statements of Operations, page F-4

1. We note your response to comment seven from our letter dated September 8, 2011. Please apply our comment to your presentation of stock based compensation on the face of financial statements throughout your filing, including your Consolidated Statements of Operations for the years ended December 31, 2010 on page F-4.

Note 3

SkySat Sale, page F-11

2. We note your response to comment five from our letter dated September 8, 2011. The consideration having been received and used in 2010 does not mean that the revenue was

earned. As noted in our prior comment, the development of SkySat was incomplete at the time of the transaction with GTC, therefore it appears that the $250,000 should have been allocated to deferred revenue. Please revise your financial statements and disclosure as appropriate or advise us.

Condensed Consolidated Balance Sheets, page F-21

3. We note your response to comment six from our letter dated September 8, 2011. Please tell us how GTC acquired or developed these assets and how they accounted for the related costs. Also tell us how you determined the fair value of these assets as of the acquisition date. Finally, in the revised accounting policy disclosure on pages 23 and F-28 you mention a number of property and equipment categories; however you still do not provide a property and equipment footnote that breaks out your balance into these categories. Please revise your filing to provide a separate property and equipment footnote that includes a break out of your balance.

Further, in your discussion of GTC beginning on page 27, you mention "a large number of simplex or one-way transmission tracking accounts". Please explain the nature of these accounts in further detail and tell us how you considered their value at the time of the acquisition.

Note 3. Acquisitions, page F-29

4. In your discussion in the last paragraph on page F-30, as well as in your discussion of GTC on page 28, you mention that the company is seeking certification in order to sell the simplex satellite tracking devices acquired in the GTC acquisition. Please expand your disclosure to discuss the nature of the certification you are seeking, who the certifying body is, and where you are in the process of applying for and obtaining the certification. Also explain the likelihood of obtaining the certification, whether the devices can be sold commercially without it, and how this was considered in your assessment of the fair value of the devices at the time of acquisition.

Pro Forma Condensed Consolidated Balance Sheet, page F-63

5. Since the acquisition of GTC is reflected in your most recent historical balance sheet, the pro forma balance sheet should be removed from your filing.

Pro Form Condensed Consolidated Statements of Operations, page F-65

6. Please revise your pro forma income statement to reflect GTC's results of operations for the year ended December 31, 2010, as reported on page F-42.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director